United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications 401(k) Savings Plan

(Full title of the Plan)

Frontier Communications Corporation
3 High Ridge Park
P.O. Box 3801
Stamford, CT 06905

(Name of issuer of the securities held
pursuant to the Plan and the address
of its principal executive offices)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009

Notes to Financial Statements

Supplemental Schedules: *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31,  2009

Signature

Consent of Independent Registered Public Accounting Firm

1 2 3 4-13 14 15 16

* Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the Frontier Communications 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
June 23, 2010

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash and Cash Equivalents:
Uninvested Cash	$–	$6,552
Investments (Note 3):
Frontier Communications Corporation common stock	28,993,392	31,888,764
Registered Investment Companies	262,915,976	163,021,519
Collective trusts	87,428,787	129,455,844
Participant loans	15,560,970	15,810,995
Brokerage accounts	601,287	498,177
Total investments, at fair value	395,500,412	340,675,299
Receivables:
Global Crossing Settlement (Note 9)	–	641,822
Employer contributions	91,123	476,771
Participant contributions	359,739	371,099
Other receivables	22,325	-
Total receivables	473,187	1,489,692

Net assets available for benefits, at fair value	395,973,599	342,171,543
Adjustment from fair value to contract value for
interest in a collective trust relating to fully benefit-
responsive investment contracts	1,098,463	851,792

Net assets available for benefits	$397,072,062	$343,023,335

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to:	2009
Investment income:
Dividends	$11,551,078
Interest	936,869
Net appreciation in fair value of investments (Note 3)	45,181,129
Total investment income	57,669,076
Contributions:
Participant	19,854,594
Employer	4,925,914
Rollover	476,579
Total contributions	25,257,087
Total additions	82,926,163
Deductions from net assets attributed to:
Distributions to participants	(28,750,687)
Administrative Expense	(16,244)
Pass-through dividends	(110,505)
Total deductions	(28,877,436)

Net increase in net assets available for benefits	54,048,727
Net assets available for benefits:
Beginning of year	343,023,335
End of year	$397,072,062

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of the Plan

General

The following brief description of the Frontier Communications 401(k) Savings Plan (the “Plan”), formerly known as Citizens 401(k) Savings Plan through December 31, 2008, provides general information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)	Background
The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation, formerly known as Citizens Communications Company through July 30, 2008, (the “Company”). Under the terms of the Plan, employees are eligible to participate in the Plan as of the first day of the month (the “entry date”) immediately following the employee’s completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer’s payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions
Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2009 was $16,500.

In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to (i) 50% of the participant’s eligible compensation reduced by (ii) the percentage of eligible compensation deferred through elective pre-tax deferrals.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2009 was $5,500.  No matching contributions are made with respect to a participant’s catch-up contributions.

The Company contributes 50% of each non-bargaining participant’s contribution up to 6% of each participant's eligible compensation. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. The Company contributions for non-union and certain union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Supplemental Profit Sharing Matches may be contributed, contingent upon the Company exceeding certain financial targets. For each 1% above the Company’s operating income plus depreciation and amortization (“EBITDA”) goal approved by the Company’s Board of Directors, the Company provides eligible employees with 0.5% of eligible pay in the form of a matching contribution into the  Plan, up to a maximum of 3%. Only non-union and certain union employees who have contributed at least 1% of their eligible pay during the year as elective deferrals are eligible for a Supplemental Profit Sharing Match. For the year ended December 31, 2009, the Company did not exceed its EBITDA goal and therefore no Supplemental Profit Sharing Match was made on behalf of the employees.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) investment earnings or losses and charged with loans, withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, or attainment of normal retirement age while an employee.  Except as otherwise noted, for any other termination of employment, the vesting schedule for Company contributions and related earnings is as follows:

Vesting
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Company union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

(e)	Participant Loans
Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(f)	Payment of Benefits
Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant’s balance will be distributed automatically at that time.

In-service withdrawals are also permitted under limited circumstances such as attaining age 59 ½ or financial hardship.

(g)	Forfeitures
Forfeitures of nonvested Company contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by the Company, with any excess being applied to reduce future contributions of the Company. As of December 31, 2009, forfeited nonvested Company contributions totaled approximately $751,000. Forfeited nonvested Company contributions of $0 were used to fund Plan administrative expenses, and approximately $84,000 was used to partially fund the Company contributions for the year ended December 31, 2009.

(h)	Administrative Expenses
The administrative expenses of the Plan are paid by the Plan or by the Company.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)        Dividends
Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund unless the participant elects, in a manner approved by the Retirement Plan Committee, to receive dividends entirely in cash.  All cash dividends are received by the trustee, Fidelity Management Trust Company, and distributed to participants in cash no later than 90 days after the close of the Plan year.  The payment of cash dividends to participants is reflected on the Statement of Changes in Net Assets Available for Benefits as “Pass-through dividends.”

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

    (j)     Investments
The Plan offered the following 28 investment options as of December 31, 2009:

Frontier Communications Corporation Common Stock Fund
American Funds EuroPacific Growth Fund Class R4
American Funds Growth Fund of America Class R4
BrokerageLink
Columbia Acorn Fund Class Z
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom 2045 Fund
Fidelity Freedom 2050 Fund
Fidelity Freedom Income Fund
Fidelity Managed Income Portfolio II Class 2
Hartford Small Company Fund HLS Class 1A
JP Morgan Mid Cap Value Fund, A
Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate Portfolio Class I Shares
PIMCO Total Return Fund Institutional Shares
T. Rowe Price Equity Income Fund
Vanguard Life Strategy Growth
Vanguard Life Strategy Income
Vanguard Long Term Treasury Fund Admiral Shares
Vanguard Mid Cap Index Fund Institutional Shares
Vanguard Wellington Fund Admiral Shares
Vanguard Institutional Index Fund Institutional Shares

The Plan restricts a participant’s ability to invest in Frontier Communications Corporation common stock if the value of the Company stock fund exceeds 15% of the total value of the participant’s account. In addition, a participant is restricted from investing more than 15% of current contributions in the Company stock fund.

(k)	Registered Investment Company Fees
Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)	Investments
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at estimated fair value using amortized cost, which management believes is an accurate reflection of fair value. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Plan. The net appreciation of investments consists of the net realized gains and losses on the disposal of investments during 2009 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2009.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

 (d)     Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Benefits Paid
Distributions to participants are recorded when paid.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(f)        Risks and Uncertainties
The Plan offers a number of investment options including the Company’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances, and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan's exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

(3)	Investments

The following presents investments at fair value that represent 5% or more of the Plan’s net assets available for benefits at the end of year:

	2009	2008

Frontier Communications Corporation Common Stock Fund	$28,993,392	$31,888,764

Fidelity Managed Income Portfolio II Class 2	87,428,787	*
PIMCO Total Return Fund Institutional Shares	36,009,597	30,453,831
T. Rowe Price Growth Stock Fund	*	22,042,400
T. Rowe Price Stable Value Fund	*	90,865,776
T. Rowe Price Equity Index Trust	*	38,590,068
American Funds EuroPacific Growth Fund Class R4	31,075,608	21,963,281
American Funds Growth Fund of America Class R4	31,192,145	*
T. Rowe Price Equity Income Fund	20,926,185	*
Vanguard Institutional Index Fund Institutional Shares	45,719,776	*

*Fund represents less than 5% of the Plan net assets at end of year.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

During 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $45,181,129 as follows:

2009
Common stock	$(3,465,930)
Registered Investment Companies	49,655,796
Collective trusts	(1,008,737)
$45,181,129

(4)	Related Party Transactions

Certain Plan assets are invested in shares of registered investment companies and collective trusts that were managed by T. Rowe Price during 2009 and by Fidelity Management Trust Company beginning May 1, 2009.  Effective May 1, 2009, Fidelity Management Trust Company replaced T. Rowe Price as the trustee and record keeper of the Plan.  Fidelity Management Trust Company and T. Rowe Price acted as the trustee as defined by the Plan and, therefore, transactions involving these assets during 2009 qualify as party-in-interest transactions. There were no trustee fees paid by the Company to Fidelity Management Trust Company or T. Rowe Price for the years ended December 31, 2009 and 2008.  Participant loans also qualify as party-in-interest transactions.

(5)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated March 25, 2009, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(7)	Fair Value Measurements

Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157” and currently Accounting Standards Codification (“ASC”) Topic 820), defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP and expands disclosure requirements about fair value measurements.  SFAS No. 157 (ASC Topic 820) was effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan adopted SFAS No. 157 (ASC Topic 820) effective January 1, 2008, for all financial assets and financial liabilities, as required.  There was no material impact to the financial statements of the Plan.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers of inputs to the valuation methodology include:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the common stock of Frontier Communications Corporation as well as its investments in registered investment companies and brokerage accounts which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices, which represent the net asset value of shares held by the Plan, are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the collective trusts represent a Level 2 valuation as they are valued based on the value of the underlying investments as reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that participant loans represent a Level 3 valuation.  Participant loans are valued at estimated fair value using amortized cost, which management believes is an accurate reflection of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Futhermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with U.S. GAAP, the following tables represent the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets	Observable	Unobservable
		for Identical	Inputs	Inputs
	Total	Assets (Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$28,993,392	$28,993,392	$-	$-
Registered investment companies	262,915,976	262,915,976	-	-
Collective trusts	87,428,787	-	87,428,787	-
Participant loans	15,560,970	-	-	15,560,970
Brokerage accounts	601,287	601,287	-	-
Total investments, at fair value	$395,500,412	$292,510,655	$87,428,787	$15,560,970

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

	Fair Value Measurements at December 31, 2008
		Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Frontier Communications Corporation common stock	$31,888,764	$31,888,764	$-	$-
Registered investment companies	163,021,519	163,021,519	-	-
Collective trusts	129,455,844	-	129,455,844	-
Participant loans	15,810,995	-	-	15,810,995
Brokerage accounts	498,177	498,177	-	-
Total investments, at fair value	$340,675,299	$195,408,460	$129,455,844	$15,810,995

For the other financial instruments, representing cash and cash equivalents and receivables, the carrying amounts approximate fair value due to the relatively short maturities of those instruments.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant Loans

Balance, beginning of year	$15,810,995
Issuances	7,380,693
Repayments	(6,312,891)
Distributions	(1,317,827)
Balance, end of year	$15,560,970

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements
December 31, 2009 and 2008

(8)       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008

Net Assets Available for Benefits per the Financial Statements	$397,072,062	$343,023,335

Adjustment from contract value to fair value for interest in a collective trust relating to fully benefit-responsive
investment contracts	(1,098,463)	(851,792)

Net Assets Available for Benefits per the Form 5500	$395,973,599	$342,171,543

Net Increase in Net Assets Available for Benefits per the
Financial Statements	$54,048,727

Change in adjustment from contract value to fair value for
interest in a collective trust relating to fully benefit-responsive
investment contracts	(246,671)

Net Income per the Form 5500	$53,802,056

(9)      Global Crossing Settlement

During 2008, the United States District Court for the Southern District of New York approved an additional settlement in the class action suits brought on behalf of certain Plan participants whose accounts held Global Crossing common stock.  The settlement included a plan of allocation under which the proceeds received by the Plan in March 2009 of $641,822 were allocated to the Plan accounts of the class members.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

EIN #06-0619596 Plan #005
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b)	(c) and (d)	(e)
	Identity of Issuer	Description of Investment	Current Value
*	Frontier Communications Corporation	Common Stock; 3,712,261 shares;
		cost at $41,487,844	$28,993,392

*	BrokerageLink	Brokerage Accounts	601,287

	American Funds EuroPacific Growth Fund Class R4	Registered Investment Company; 823,850 shares	31,075,608
	American Funds Growth Fund of America Class R4	Registered Investment Company; 1,150,577 shares	31,192,145
	Columbia Acorn Fund, Class Z	Registered Investment Company; 433,900 shares	10,708,657
	Hartford Small Company Fund HLS Class 1A	Registered Investment Company; 1,146,025 shares	16,307,929
	PIMCO Total Return Fund Institutional Shares	Registered Investment Company; 3,334,222 shares	36,009,597
	JP Morgan Mid Cap Value Fund, A	Registered Investment Company; 401,271 shares	7,728,475
	Morgan Stanley Institutional Fund, Inc. - U.S. Real Estate	Registered Investment Company; 647,466 shares	7,238,666
	Portfolio Class I Shares
*	Fidelity Freedom 2005 Fund	Registered Investment Company; 27,297 shares	273,793
*	Fidelity Freedom 2010 Fund	Registered Investment Company; 148,714 shares	1,860,410
*	Fidelity Freedom 2015 Fund	Registered Investment Company; 393,795 shares	4,103,340
*	Fidelity Freedom 2020 Fund	Registered Investment Company; 303,439 shares	3,808,155
*	Fidelity Freedom 2025 Fund	Registered Investment Company; 306,366 shares	3,183,144
*	Fidelity Freedom 2030 Fund	Registered Investment Company; 196,147 shares	2,430,258
*	Fidelity Freedom 2035 Fund	Registered Investment Company; 175,903 shares	1,804,765
*	Fidelity Freedom 2040 Fund	Registered Investment Company; 160,409 shares	1,148,528
*	Fidelity Freedom 2045 Fund	Registered Investment Company; 49,218 shares	416,880
*	Fidelity Freedom 2050 Fund	Registered Investment Company; 19,709 shares	164,570
*	Fidelity Freedom Income Fund	Registered Investment Company; 75,381 shares	809,587
*	T. Rowe Price Equity Income Fund	Registered Investment Company; 996,960 shares	20,926,185
	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Company; 448,321 shares	45,719,776
	Vanguard Life Strategy Growth	Registered Investment Company; 394,375 shares	7,713,967
	Vanguard Life Strategy Income	Registered Investment Company; 335,328 shares	4,449,805
	Vanguard Mid Cap Index Fund Institutional Shares	Registered Investment Company; 423,457 shares	6,944,688
	Vanguard Long Term Treasury Fund Admiral Shares	Registered Investment Company; 519,326 shares	5,660,652
	Vanguard Wellington Fund Admiral Shares	Registered Investment Company; 225,540 shares	11,236,396
		Total registered investment companies	262,915,976

*	Fidelity Managed Income Portfolio II Class 2	Collective Trust; 88,527,250 shares	87,428,787

*	Participant loans	3,026 loans, maturing in 1 to 28 years,
		with interest rates ranging from 3.25% to 9.50%	15,560,970

	* Party-in-interest as defined by ERISA		$395,500,412

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications 401(k) Savings Plan

 By   /s/ Robert J. Larson
                            Robert J. Larson
Senior Vice President and Chief Accounting Officer
(On behalf of Frontier Communications Corporation as Plan Administrator)

June 23, 2010

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91054 and 333-151246) of Frontier Communications Corporation of our report dated June 23, 2010, relating to the statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 23, 2010